UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

October 8, 2004

Act	Exchange Act of 1934
Section	
Rule	Rule 14e-5
Public Availability	November 3, 2004

John McGuire, Esq.
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH, England
United Kingdom

Re: **Offer by Deutsche Telekom AG for shares of T-Online International AG**
File No. TP 04-100

Dear Mr. McGuire:

This is in response to your letter dated October 8, 2004, as supplemented by conversations with the staff. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the German Takeover Act (the "Act");
- T-Online International AG ("T-Online"), a corporation organized under the laws of the Federal Republic of Germany, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of Shares by (i) Deutsche Telekom AG ("DTAG"), a corporation organized under the laws of the Federal Republic of Germany, (ii) its advisors, or (iii) any broker or other financial institution acting as its or their agent (collectively, the Prospective Purchasers), will be subject to the Act; and
- The existence of the Memorandum of Understanding on the exchange of information between the Commission and the German Bundesaufsichtsamt fur

den Wertpapierhandel Concerning Consultation and Cooperation in the Administration and Enforcement of Securities Laws, dated October 17, 1997.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;
2. The Offer Document shall disclose prominently the possibility of purchases or arrangements to purchase Shares by the Prospective Purchasers, otherwise than pursuant to the Offer;
3. DTAG shall improve the Offer to match any more favorable consideration provided in purchases or arrangements to purchase Shares agreed to or provided by the Prospective Purchasers outside the Offer during the period from the announcement date to the time of termination or expiration of the Offer;
4. The Prospective Purchasers shall disclose in the United States information regarding purchases of Company Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, to the extent such information is made public in Germany pursuant to the Act;
5. The Prospective Purchasers shall comply with any applicable laws of Germany, including the Act, and any applicable rules of German organizations such as the German Federal Institute for the Supervision of Financial Services ("BaFin");
6. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, on a transaction-by-transaction basis, including:
    a. size, broker (if any), time of execution, and price of purchase; and
    b. if not executed on the Frankfurt Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;
7. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs (6)(a) and (6)(b) above to the Division at its offices in Washington, D.C. within 30 days of its request;
8. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination or expiration of the Offer;
9. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to such records; and
10. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act expressed above does not apply to purchases or arrangements to purchase Shares prior to this exemption being granted, is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

020-7614-2200

FACSIMILE
020-7600-1698

WWW.CLEARYGOTTLIEB.COM

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: +44 (0) 207 614-2343
E-Mail: jpalenberg@cgsh.com

October 8, 2004

Division of Market Regulation
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549 U.S.A.
Attention: Mr. James Brigagliano

Re: Offer by Deutsche Telekom AG for shares of T-Online International AG

Ladies and Gentlemen:

We are writing on a confidential basis on behalf of our client, Deutsche Telekom AG, a corporation organized under the laws of the Federal Republic of Germany ("DTAG"). DTAG is considering the announcement of a voluntary cash offer (the "Offer") for all outstanding ordinary registered shares, notional par value EUR 1.00 per share (the "Shares"), that it does not already own of T-Online International AG, a corporation organized under the laws of the Federal Republic of Germany ("T-Online"). The Shares are listed on the Frankfurt Stock Exchange and are not listed on any exchange in the United States. DTAG currently owns approximately 73.94% of the outstanding Shares of T-Online.

Under current plans, the Offer will be publicly announced on or about October 9, 2004. DTAG expects that, at or before the time the Offer is announced, DTAG will also announce its intention take T-Online completely private by means of a share-for-share merger transaction under German law during 2005, following completion of the tender offer. As a practical matter, DTAG owns sufficient shares in T-Online to believe that the adoption of a T-Online shareholders' resolution approving the merger (75%) would almost be a certainty.

Under the terms of the Offer, DTAG will offer a fixed price in Euro per T-Online share. DTAG currently expects that the Offer will commence around mid-November and remain open until on or about January 20, 2005. DTAG's purpose for the Offer is to increase its shareholding in T-Online (possibly allowing for simplified merger procedures if a 90% ownership threshold can be reached) and to provide liquidity to T-Online shareholders who might prefer a cash alternative to the all-share merger alternative DTAG has in mind.

As previously discussed with members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we are requesting exemptive relief from Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for certain purchases of T-Online Shares made outside of the United States prior to and during the conduct of, but outside of the terms of, the Offer.

DTAG has provided us with, and authorized us to make on their behalf, the factual representations set forth in this letter. The statements contained in this letter with respect to the application of German law to the Offer or to DTAG have been reviewed by Hengeler Mueller, German counsel to DTAG.

I. Factual Background

A. T-Online

T-Online is one of Europe's largest Internet service providers, with more than 13.1 million subscribers as of December 31, 2003. T-Online provides its residential and small- and medium-sized business customers with access to the Internet and, through its own Internet portal, an extensive range of products and services such as e-mail, online chats, web hosting, web organizer and international Internet access. T-Online also provides broadband service to its customers, enabling them to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up service is capable of supporting. T-Online is the leading Internet service provider in Germany, and its business there accounts for approximately 90% of its revenues. T-Online also operates through wholly-owned subsidiaries in France and Spain.

T-Online had consolidated net revenues of approximately EUR 1,851 million in the year ended December 31, 2003, and had a consolidated net loss of approximately EUR 37.7 million in the same period, both on an IFRS/IAS basis. Consolidated shareholders' equity for the T-Online group as at December 31, 2003, was EUR 5,480 million. The subscribed share capital of T-Online as of December 31, 2003, was EUR 1,223,884,669, divided into 1,223,884,669 Shares. At yesterday's market price of Euro 8.89 per Share, the entire issued share capital of T-Online would have a value of approximately Euro 10.8 billion.

T-Online is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. The Shares are not registered under Section 12 of the Exchange Act and are not listed on any U.S. national securities exchange or quoted on NASDAQ. T-Online does not file reports with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. T-Online furnishes information with the Commission pursuant to Rule 12g3-2(b) under the Exchange Act.

DTAG believes that more than 10% but less than 40% of the Shares (excluding Shares held by any person holding more than 10% of the Shares or held by DTAG) are held by residents of the United States. More specifically, DTAG believes that persons located in the United States beneficially own between 15% and 25% of the outstanding Shares and that no shareholder of T-Online other than DTAG beneficially owns 10% or more of the registered share capital of T-Online.

DTAG believes that it has made reasonable inquiry into the beneficial share ownership of T-Online and that it exhausted all practical means likely to produce additional reliable information regarding beneficial holders of Shares with a U.S. residence.

B. DTAG

DTAG is one of the world's largest telecommunications companies, with a significant presence in Germany, elsewhere in Europe and the United States through its subsidiary undertakings and investments. DTAG provides a range of telecommunications services through its four main business divisions: T-Com (for fixed-line network access and services), T-Mobile (for mobile communications), T-Systems (for data communications and systems solutions for large business customers) and T-Online (for Internet services). The planned merger of T-Online into DTAG under German law will allow DTAG to better integrate its Internet and broadband services for the wholesale and retail market in Germany and throughout Europe.

Based on generally accepted accounting principles in Germany, DTAG had net revenues of approximately EUR 55,838 million in the year ended December 31, 2003, and had net income of approximately EUR 1,253 million in the same period. DTAG's German GAAP shareholders' equity as at December 31, 2004 was EUR 33,811 million. As at December 31, 2003, DTAG had 4,195,081,597 ordinary no par shares issued and outstanding.

DTAG's ordinary shares are listed on the Frankfurt Stock Exchange, and American Depositary Shares representing its ordinary shares are listed on the New York Stock Exchange.

II. Proposed Structure of the Offer

The following description of the Offer is based upon discussions with Hengeler Mueller, German counsel for DTAG.

The Offer will be made in cash and will be structured as a single offer made concurrently in Germany and in the United States, as well as in other jurisdictions where such offer may legally be made. There will be no condition with respect to the minimum number of Shares that need to be tendered into the Offer.

The Offer will be structured to comply with the applicable provisions of the German Takeover Act (the "Act") and the regulations issued under the Act. In addition, except as otherwise requested herein, the Offer will be structured to comply with Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of T-Online is registered under Section 12 of the Exchange Act.

As noted above, the current expectation is that public announcement of the Offer will be made in Germany and the United States on or about October 9, 2004. The Offer will be made pursuant to an offer document (the "Offer Document") that will comply with the rules and regulations of the Act. In compliance with Rule 14(3) of the Act, the Offer Document will be published on the Internet website www.deutschetelekom.de in the German and English languages and will be made available in hard copy to U.S. holders in the English language upon the request of such shareholders (which request can be made through the website or through a toll-free U.S. number). The Offer Document will also be made available to the public in hard copy upon request through an entity to be specified in a notice published in the *Börsen-Zeitung*, a German newspaper of general circulation, and in the U.S. edition of The Wall Street Journal. The foregoing procedure for making available the Offer Document to U.S. holders is customary in such offers in Germany (*see, e.g.,* The Third Supplement to the SEC Manual of Publicly Available Telephone Interpretations, II.D Q. 1).

The draft Offer Document will be filed with the German regulator, the German Federal Institute for the Supervision of Financial Services (*Bundesanstalt für Finanzdienstleistungsaufsicht*, or "BaFin"), within four weeks of announcement. Obtaining approval of the Offer Document by BaFin would normally take approximately two weeks. Upon approval, DTAG will publish the Offer Document on the Internet through its website (www.deutschetelekom.de). As stated above, DTAG will also publish the aforementioned initial notice (*Hinweisbekanntmachung*) in the *Börsen-Zeitung* and the U.S. edition of The Wall Street Journal. The Offer will commence on the first day on which both the Offer Document and the initial notice are publicly available, which is required to occur promptly after BaFin clearance. It is expected that the Offer will start about six weeks after the announcement of the Offer in early October.

The Act provides that the bidder can determine the period of time during which the Offer will remain open to acceptance, though the acceptance period may not be less than four weeks or more than ten weeks after commencement of the Offer. In certain cases, such as a change of the terms of the Offer in accordance with Rule 21 of the Act or a competing bid under Rule 22 of the Act, the initial acceptance period will be automatically extended. In any event, DTAG would ensure the Offer would remain open for an initial period of not less than 20 U.S. business days.

After expiration of the acceptance period, the Offer would close, and DTAG would pay for all Shares that are validly tendered against transfer of title. Closing would normally occur between three and seven German banking days after expiration of the acceptance period (assuming satisfaction of conditions precedent set forth in the Offer Document). An institution in Germany would act as the German central settlement agent administering the implementation of the Offer.

Shareholders of T-Online who have accepted the Offer may, if permitted by DTAG, withdraw from the agreement concluded by such acceptance, without explanation, at any time prior to the expiration of the Offer period. Such withdrawal would need to be effected on a timely basis through the relevant shareholder's custodian bank.

During the acceptance period, acceptance levels and the total shareholdings as of that date will be published weekly and, during the last week of the acceptance period, daily pursuant to Rule 23 of the Act.

III. Purchases Outside the Offer and Rule 14e-5

In Germany, purchases outside a tender offer are generally permitted under the Act, subject to certain requirements. DTAG, acting directly and through parties acting in concert with it, would be permitted to purchase Shares in the open market or otherwise prior to and during the conduct of, but outside the terms of, the Offer.

Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" from, directly or indirectly, purchasing or arranging to purchase any equity securities in the target company or any securities immediately convertible into, exchangeable for or exercisable for equity securities in the target company, except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires. "Covered person" is defined as (a) the offeror and its affiliates; (b) the offeror's dealer-manager and its affiliates; (c) any advisor to any of the foregoing, whose compensation is dependent on the completion of the offer; and (d) any person acting, directly or indirectly, in concert with any of the persons specified above.

Purchases by DTAG of Shares outside the Offer would not fall within any of the excepted activities specifically outlined in Rule14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited from the date the Offer was announced, until the termination or expiration of the Offer.

Because DTAG already controls T-Online by virtue of its 73.94% shareholding, the provisions of the Act that would otherwise require DTAG to make available to all T-Online shareholders any more favorable terms, including price terms, provided in purchases outside the Offer during the offer period would not apply here. DTAG is, however, willing to make it a condition to the relief requested hereunder that if, following the date of announcement of the Offer to the time of termination or expiration of the Offer, DTAG or any person acting in concert with it were to acquire Shares for consideration more favorable than is available under the Offer, DTAG would improve the Offer to match that consideration. Furthermore, as condition to the relief requested, DTAG will undertake to disclose in the United States, to the extent such information is made public in Germany pursuant to the Act, information regarding its aggregate shareholding in T-Online, and separately all purchases of Shares made pursuant to the Offer, from the date of announcement of the Offer. Such disclosures in the United States would be made by means of postings on the English language Investor Relations pages of DTAG's website (www.deutschetelekom.com).

The formal Offer Document when posted will contain a statement that, subject to obtaining the relief requested in this letter, DTAG or its nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, Shares outside of the United States during the period in which the Offer remains open for acceptances, but outside the terms of the Offer. The Offer Document will further state that in accordance with the requirements of Rule 14e-5 and with any exemptive relief that may be granted by the Staff, such purchases, or arrangements to purchase, must comply with applicable German rules, including the Act.

Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act—namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange"—would be satisfied if DTAG, its advisors, or financial institutions acting on its or their behalf made purchases of Shares outside the United States, we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by DTAG to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

IV. Requested Exemptive Relief

Based on the foregoing, we respectfully request on behalf of DTAG that DTAG, its advisors, and any broker or other financial institution acting as its or their agent (collectively, the "Prospective Purchasers") be granted exemptive relief for the Offer from the provisions of Rule 14e-5, in order to permit purchases of Shares outside the Offer by any of the Prospective Purchasers that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of purchases or arrangements to purchase Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, will be prominently included in the Offer Document;

(c) DTAG shall improve the Offer to match any more favorable consideration provided in purchases or arrangements to purchase Shares agreed to or provided by the Prospective Purchasers outside the Offer during the period from the announcement date to the time of termination or expiration of the Offer;

(d) the Prospective Purchasers shall disclose in the United States by means of postings to the English-language Investor Relations pages of DTAG's website, to the extent such information is made public in Germany pursuant to the Act, information regarding all purchases of Shares other than pursuant to the Offer subsequent to the announcement date;

(e) the Prospective Purchasers shall provide to the Division of Market Regulation of the Securities and Exchange Commission (the "Division of Market Regulation") upon request, a daily time-sequenced schedule of all purchases of Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, on a transaction by transaction basis, including (1) size, broker (if any), time of execution, and price of purchase, and (2) if not executed on the Frankfurt Stock Exchange, the exchange, quotation system or other facility through which the purchase occurred;

(f) upon request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information specified above under (d)(1) and (d)(2) to the Division of Market Regulation at its offices in Washington, D.C., within 30 days of its request;

(g) the Prospective Purchasers shall comply with the applicable laws of Germany, including the Act;

(h) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination or expiration of the Offer;

(i) the representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C., or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(j) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor of Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in similar situations in the past such as letter regarding the offer by St. David Capital plc for Hyder plc (available April 17, 2000), letter regarding the offer by Schlumberger Limited for Sema Group plc (available February 15, 2001), letter regarding the offer by Vinci for TBI plc (available August 23, 2001), letter regarding the offer by RWE Aktiengesellschaft for Innogy Holdings plc (available March 22, 2002), letter regarding the offer by DB Sechste Vermögensverwaltungsgesellschaft mbH for Stinnes AG (available Augsut 29, 2002), letter regarding the offer by CIBER (UK) Limited for ECsoft Group plc (available January 8, 2003), letter regarding the offer by Celltech Group plc for Oxford GlycoSciences plc (available March 3, 2003), letter regarding the offer by Songbird Acquisition Limited for Canary Wharf (available April 22, 2004), letter regarding the offer by SABMiller PLC for Harbin Brewery Group Limited (available May 10, 2004) and letter regarding the offer by 91 Profi-Start 2004 GmbH for P & I Personal & Informatik Aktiengesellschaft (available June 24, 2004). In addition, we note the existence of the Memorandum of Understanding on exchange of information between the Commission and the German Bundesaufsichtsamt für den Wertpapierhandel Concerning Consultation and Cooperation in the Administration and Enforcement of Securities Laws, dated October 17, 1997.

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of DTAG that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the Staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of DTAG for the reason that certain of the facts set forth in the letter have not been made public.

* * *

If you have any questions or require any additional information, please contact John Palenberg or John McGuire at +44 20 7614 2200. We respectfully request that you contact one of the foregoing persons prior to issuing a written response to the no-action positions requested herein.

Sincerely yours,

John Palenberg (JFM) John F McGuire

John Palenberg
John McGuire

cc: Office of Freedom of Information and Privacy Act Operations

Dr. Manfred Balz
(Deutsche Telekom AG)

Dr. Rainer Krause
(Hengeler Mueller)